INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

RECD S.E.C.
FEB 4 2003
1086

February 3, 2003

The Securities & Exchange Commission
Division of Corporate Finance (x)
450 Fifth Street, N.W.
Washington, D.C. 20549

(x) OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir:

03003621

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS
CUSIP # 856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2002

We enclose for your information & necessary action letter #.CO/S&B/VR/2003/324 dated January 29, 2003 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Ajit Lal
Representative

Encl: as above

<securities>

dw 2/5

भारतीय स्टेट बैंक FILE NO. 82-4514
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक / No.: CO/S&B/VR/2003/ 324

दिनांक / तारीख / Date : 29.01.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/318 dated the 29th January, 2003 addressed to Bombay Stock Exchange alongwith a copy of the unaudited financial results for quarter ended 31st December, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/VR/2003/318

दिनांक / तारीख / Date : 29.01.2003

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2002

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 31st December, 2002, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31STDECEMBER 2002

Rs. in crores

	Particulars	Quarter ended		Nine months ended		Year ended
		31st Dec 2002	31st Dec 2001	31st Dec 2002	31st Dec 2001	31st March 2002
1	Interest Earned (a) + (b) + (c) + (d)	7705.48	7501.18	23066.35	22203.38	29810.09
(a)	Interest/discount on advances/bills	2817.21	2815.53	8476.32	8447.69	11063.41
(b)	Income on Investments	3860.00	3632.27	11184.17	10517.92	14271.87
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	811.52	781.76	2563.95	2344.69	3054.88
(d)	Others	216.75	271.52	841.91	893.08	1419.33
2	Other Income	1361.44	865.28	3533.86	2740.05	4174.48
	(A) TOTAL INCOME (1 + 2)	9066.92	8366.46	26600.21	24943.43	33984.57
3	Interest Expended	5309.99	5194.42	15856.15	15453.78	20728.84
4	Operating Expenses (e) + (f)	1884.32	1799.45	5476.66	5232.96	7210.90
(e)	Payments to and provisions for employees*	1385.54	1283.27	3958.92	3806.89	5152.78
(f)	Other Operating Expenses	498.78	516.18	1517.74	1426.07	2058.12
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7194.31	6993.87	21332.81	20686.74	27939.74
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1872.61	1372.59	5267.40	4256.69	6044.83
	(D) Other Provisions and Contingencies	549.31	383.27	1445.49	1311.25	2345.24
	(E) Provision for Taxes	536.25	375.43	1454.46	1129.51	1267.97
	(F) NET PROFIT (C - D - E)	787.05	613.89	2367.45	1815.93	2431.62
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	14698.08	12935.24	14698.08	12935.24	14698.08
7	Analytical Ratios					
(i)	Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil
(ii)	Capital Adequacy Ratio	14.13%	13.17%	14.13%	13.17%	13.35%
(iii)	Earnings Per Share	14.95	11.66	44.98	34.50	46.20
		(not annualised)	(not annualised)	(not annualised)	(not annualised)	

Segment-wise Revenue, Results and Capital Employed

Rs. in crores

		Quarter ended 31st Dec. 2002	Quarter ended 31st Dec. 2001	9 month ended 31st Dec 2002	9 month ended 31st Dec 2001	Year ended 31st Mar 2002
1	Segment Revenue (income)					
a.	National Banking Group	7672.21	6874.44	22387.02	19961.25	28372.20
b.	Corporate Banking Group	481.98	438.79	1414.95	1471.73	1918.02
c.	Domestic Treasury Operations	5108.97	4430.26	14580.02	13157.00	17743.27
d	International Banking Group	303.55	396.00	973.71	1322.57	1742.87
	Total	13566.69	12139.49	39355.70	35912.96	49782.38
	Less: Inter Segment Revenue	4499.77	3773.03	12870.69	10969.53	15900.46
	Net Income from Operations	9066.92	8366.46	26485.01	24943.43	33881.90
2	Segment Results (Profit before tax)					
a.	National Banking Group	778.89	719.91	2559.15	1901.47	2345.16
b.	Corporate Banking Group	-41.90	137.13	-5.75	368.29	449.58
c	Domestic Treasury Operations	515.51	177.02	1231.36	688.92	932.83
d	International Banking Group	130.47	43.83	188.24	252.65	266.77
	Total	1382.97	1077.95	3972.60	3211.33	3994.34
	Less: Other un-allocable expenditure net of un-allocable income	59.67	88.63	150.69	265.89	294.75
	Total Profit Before Tax	1323.30	989.32	3821.91	2945.44	3699.59
3	Capital Employed (Segment Assets minus Segment Liabilities as on 31st March, 2002)					
a.	National Banking Group	7686.79	7197.31	7686.79	7197.31	7686.79
b.	Corporate Banking Group	2810.42	2297.88	2810.42	2297.88	2810.42
c.	Domestic Treasury Operations	2236.46	2050.92	2236.46	2050.92	2236.46
d.	International Banking Group	2490.71	1915.43	2490.71	1915.43	2490.71
	Total	15224.38	13461.54	15224.38	13461.54	15224.38

1. The working results for the quarter ended 31st December,. 2002 have been arrived at after considering provisions for NPAs, Bonus,Gratuity,Wealth Tax,Investment Depreciation, Income Tax (after adjustments for deferred tax) etc. on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 31st December,. 2002 include an amount of Rs.88.63 cr (Rs.265.89 cr for the 9 month period ended 31st December 2002 and Rs.354.51 cr for the year ended 31st March 2002) towards writing off on pro-rata basis. the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4. Since employees of the Bank can encash unavailed leave during the period of service, Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis
5. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 29th January 2003

Mumbai.
Date : 29th January 2003

P. N. VENKATACHALAM
Managing Director & Group Executive (NB)

A. K. BATRA
Managing Director & Group Executive (CB)

A.K.PURWAR
Chairman